# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Meridian Corporation, CIK 0001750735
CUSIP: 58958P104
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 9 Old Lincoln Highway, Malvern, Pennsylvania (PA), 19355
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-25-004931
Filed by CIK 0001741369

## Reporting persons
- Ategra Community Financial Institution Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 406,940; sole dispositive power 0; shared dispositive power 406,940; aggregate amount beneficially owned 406,940 (3.6% of the class)
- Ategra GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 406,940; sole dispositive power 0; shared dispositive power 406,940; aggregate amount beneficially owned 406,940 (3.6% of the class)
- Ategra Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 406,940; sole dispositive power 0; shared dispositive power 406,940; aggregate amount beneficially owned 406,940 (3.6% of the class)
- Jonathan Holtaway: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 406,940; sole dispositive power 0; shared dispositive power 406,940; aggregate amount beneficially owned 406,940 (3.6% of the class)
- Jacques Rebibo: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 54,200; shared voting power 406,940; sole dispositive power 54,200; shared dispositive power 406,940; aggregate amount beneficially owned 461,140 (4.1% of the class)

## Item 1. Issuer
Name of issuer: Meridian Corporation
Address of issuer's principal executive offices: 9 OLD LINCOLN HIGHWAY, MALVERN, PA, 19355

## Item 2. Person Filing
Name of person filing:
Ategra Community Financial Institution Fund, L.P.
Ategra GP, LLC
Ategra Capital Management, LLC
Jonathan Holtaway
Jacques Rebibo
Address of principal business office or, if none, residence:
Ategra Community Financial Institution Fund, L.P.
8229 BOONE BLVD., SUITE 300, VIENNA, VA, 22182

Ategra GP, LLC
8229 BOONE BLVD., SUITE 300, VIENNA, VA, 22182

Ategra Capital Management, LLC
8229 BOONE BLVD., SUITE 300, VIENNA, VA, 22182

Jonathan Holtaway
8229 BOONE BLVD., SUITE 300, VIENNA, VA, 22182

Jacques Rebibo
8229 BOONE BLVD., SUITE 300, VIENNA, VA, 22182
Citizenship:
Ategra Community Financial Institution Fund, L.P. - Delaware
Ategra GP, LLC - Delaware
Ategra Capital Management, LLC - Delaware
Jonathan Holtaway - United States
Jacques Rebibo - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Ategra Community Financial Institution Fund, L.P. - 406,940
Ategra GP, LLC - 406,940
Ategra Capital Management, LLC - 406,940
Jonathan Holtaway - 406,940
Jacques Rebibo - 461,140
Percent of class:
Ategra Community Financial Institution Fund, L.P. - 3.6%
Ategra GP, LLC - 3.6%
Ategra Capital Management, LLC - 3.6%
Jonathan Holtaway - 3.6%
Jacques Rebibo - 4.1%
Sole power to vote or to direct the vote:
Ategra Community Financial Institution Fund, L.P. - 0
Ategra GP, LLC - 0
Ategra Capital Management, LLC - 0
Jonathan Holtaway - 0
Jacques Rebibo - 54,200
Shared power to vote or to direct the vote:
Ategra Community Financial Institution Fund, L.P. - 406,940
Ategra GP, LLC - 406,940
Ategra Capital Management, LLC - 406,940
Jonathan Holtaway - 406,940
Jacques Rebibo - 406,940
Sole power to dispose or to direct the disposition:
Ategra Community Financial Institution Fund, L.P. - 0
Ategra GP, LLC - 0
Ategra Capital Management, LLC - 0
Jonathan Holtaway - 0
Jacques Rebibo - 54,200
Shared power to dispose or to direct the disposition:
Ategra Community Financial Institution Fund, L.P. - 406,940
Ategra GP, LLC - 406,940
Ategra Capital Management, LLC - 406,940
Jonathan Holtaway - 406,940
Jacques Rebibo - 406,940

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All securities reported in this Schedule 13G for which the reporting persons have shared voting and dispositive power are owned by advisory clients of Ategra Capital Management, LLC. None of the advisory clients individually owns more than 5% of the outstanding shares of Common Stock, par value $1.00 per share, of the issuer.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Material to be Filed as Exhibit:

Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- Ategra Community Financial Institution Fund, LP: By: /s/ Jonathan Holtaway, Jonathan Holtaway / Managing Member (11/14/2025)
- Ategra GP, LLC: By: /s/ Jonathan Holtaway, Jonathan Holtaway / Managing Member (11/14/2025)
- Ategra Capital Management, LLC: By: /s/ Jonathan Holtaway, Jonathan Holtaway / Managing Member (11/14/2025)
- Jonathan Holtaway: By: /s/ Jonathan Holtaway, Jonathan Holtaway (11/14/2025)
- Jacques Rebibo: By: /s/ Jacques Rebibo, Jacques Rebibo (11/14/2025)